Exhibit 99.1

KE Holdings Inc. to Hold Annual General Meeting on June 13, 2025

BEIJING, China, April 17, 2025—KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 10:00 a.m. Beijing time on Friday, June 13, 2025 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). A circular of the Company dated April 17, 2025 in relation to the AGM, the AGM Notice and the form of proxy for the AGM are available on the Company’s website at https://investors.ke.com/. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) of the Company vote in favor of the Proposed Resolutions.

Holders of record of the Company’s ordinary shares as of the close of business on May 13, 2025, Hong Kong time, are entitled to receive notice of, and to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on May 13, 2025, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at https://investors.ke.com/ and on the SEC’s website at http://www.sec.gov.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
KE Holdings Inc.
Investor Relations
Siting Li
E-mail: ir@ke.com

Piacente Financial Communications
Jenny Cai
Tel: +86-10-6508-0677
E-mail: ke@tpg-ir.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

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